UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-34904

MECOX LANE LIMITED

22nd Floor, Gems Tower, Building 20

No. 487, Tianlin Road

Shanghai 200233

People’s Republic of China

(86-21) 6495 0500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECOX LANE LIMITED

By:	/s/ Paul Bang Zhang
Name:	Paul Bang Zhang
Title:	Chief Financial Officer

Date: May 23, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 –Press Release	4

Exhibit 99.1

Mecox Lane Announces Shareholder Resolutions Adopted at 2011 Annual General Meeting

SHANGHAI, China, May 23, 2011 - Mecox Lane Limited (“Mecox Lane” or the “Company”) (Nasdaq: MCOX), which operates one of China’s leading online platforms for apparel and accessories, today announced that the following shareholder resolutions were adopted at its annual general meeting of shareholders held in Hong Kong on May 20, 2011.

Mecox Lane’s shareholders adopted the following ordinary resolutions proposed by the Company:

1.	Re-election of Mr. Anthony Kai Yiu Lo as a Director of the Company;

2.	Re-election of Mr. David Jian Sun as a Director of the Company;

3.	Re-election of Mr. Alfred Beichun Gu as a Director of the Company;

4.	Re-election of Mr. Herman Yu as a Director of the Company;

5.	Election of Ms. Sandrine Zerbib as a Director of the Company;

6.	Re-election of Mr. Neil Nanpeng Shen as a Director and Chairman of the Company; and

7.	Authorization of each of the Directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 6 as such Director, in his or her absolute discretion, thinks fit.

In addition, at the meeting, Mr. John J. Ying retired as a Director and Vice Chairman of the Company.

“On behalf of the entire board and management team, I would like to thank Mr. John J. Ying for his dedicated service over the past 11 years. Mr. Ying played an instrumental role in Mecox Lane’s growth, and we wish him all the best in his future endeavors,” commented Mecox Lane’s Director and Chairman of the Company Neil Shen.

About Mecox Lane Limited

Mecox Lane Limited (Nasdaq: MCOX) operates one of China’s leading online platform for apparel and accessories as measured by revenues in 2010. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as under selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may”, “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims”, “estimates,” “confident”, “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s registration statement on Form F-1 filed with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Candice Sun

Ogilvy Financial, Beijing

Tel: +86-10-8520-6524

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com